Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations.

SIX MONTHS ENDED JUNE 30, 2024 COMPARED TO SIX MONTHS ENDED JUNE 30, 2023

The following tables set forth our condensed consolidated statements of income data:

	Six Months Ended June 30,
		% of		% of
	2024	Revenue	2023	Revenue
	(Unaudited)		(Unaudited)
Revenue-Continuing operations	394,949	100	1,274,518	100
Revenue-Discontinued operations	-	-	-	-
Cost of revenue-Continuing operations	(96,024)	(24)	(301,260)	(24)
Cost of revenue-Discontinued operations	-	-	-	-
General and administrative expenses-Continuing operations	(894,813)	(227)	(1,386,055)	(109)
General and administrative expenses-Discontinued operations	-	-	(21,946)	-
Gain on disposal of subsidiaries-Discontinued operations	-	-	6,869,809	-
Total costs and expenses-Continuing operations	(990,837)	(251)	(1,687,315)	(132)
Total costs and expenses-Discontinued operations	-	-	6,847,863	-
Loss from continuing operations	(595,888)	(151)	(412,797)	(32)
Other(expenses)income-Continuing operations	6,890,387	1,745	394,218	31
Profit before income taxes-Continuing operations	6,294,499	1,594	(18,579)	(1)
Income tax expenses-Continuing operations	8,498	2	62,311	5
Net Profit/Loss from Continuing operations	$6,286,001	1,592	$(80,890)	(6)
Profit/(Loss) before income tax-Discontinued operations	-	-	6,847,863	-
Income tax expenses-Discontinued operations
Tax expense	-	-	-	-
Net profit/(loss) from Discontinued operations	-	-	6,847,863	-
Net profit/(loss)	6,286,001	1,592	6,766,973	531

Revenue

The following table sets forth our condensed consolidated revenue by revenue source:

	Six months ended
	June 30,
	2024	2023
	(Unaudited)	(Unaudited)
Commission-Continuing operations	394,949	1,274,518
Commission-Discontinued operations		-
Revenue-Continuing operations	$394,949	$1,274,518
Revenue-Discontinued operations	-	-

Commission fee revenue

The commission revenue was calculated based on a percentage of transaction value of artworks, which we charge trading commissions for the purchase and sale of the ownership shares of the artworks. The commission is typically 5% of the total amount of each transaction. The commission is accounted for as revenue and immediately deducted from the proceeds from the sales of artwork units when a transaction is completed.

Commission revenue for the six months ended June 30, 2024 and 2023 was $394,949 and $1,274,518 from continued operations respectively.

Revenue by customer type

The following table presents our revenue by customer type:

	Six months ended
	June 30,
	2024	2023
	(Unaudited)	(Unaudited)
Customers-third party	$394,949	$1,274,518
Subtotal	394,949	1,274,518
Less: Revenue-discontinued operations	-	-
Total	$394,949	$1,274,518

Cost of Revenue

	Six months ended
	June 30,
	2024	2023
	(Unaudited)	(Unaudited)
Internet service charge	96,024	301,260
Total	$96,024	$301,260

Cost of revenue for the six months ended June 30, 2024 and June 30, 2023 was $96,024 and $301,260 respectively. The decline in cost of revenue for the six months ended June 30, 2024 compared to June 30, 2023 was mainly due to the reduction in the platform charges as a result of lower transaction volume revenue for the six months ended June 30, 2024 as compared to June 30, 2023.

Gross Profit

Gross profit was $298,925 or 75.7% of the total revenue for the six months ended June 30, 2024, compared to $973,258 or 76.4% of the total revenue for the six months ended June 30, 2023.  Gross profit amount was decreased by $674,333 while the gross profit margin was reduced by 0.7%.

Overall total revenue for the six months ended June 30, 2024 decreased by $879,569 or 69% as compared  to the same period in 2023, due to lower transaction volume amid a decline in NFT business.

Operating Expenses

General and administrative expenses for the six months ended June 30, 2024 were $894,813, compared to $1,408,001 for the six months ended June 30, 2023.

The following table sets forth the main components of the Company’s general and administrative expenses for the six months ended June 30, 2024 and June 30, 2023.

	Six months ended June 30,
	2024	% of Total	2023	% of Total
	(Unaudited)		(Unaudited)
Agency Fee	$12,147	1.4	$248,075	17.6
Staff Salary & Benefit	326,422	36.5	638,560	45.4
Consultancy fee	78,000	8.7	78,000	5.5
Tax & Duties	8,498	0.9	63,927	4.5
Director Fee	66,000	7.4	46,000	3.3
Office Rental	5,000	0.6	5,323	0.4
Legal & Professional Fee	85,359	9.5	82,362	5.8
Audit Fee	195,100	21.8	171,137	12.2
Business Registration Fee	86,631	9.7	-	-
Others	31,656	3.5	52,671	3.7
Total general and administrative expense-Continuing operations	$894,813	100.0	$1,386,055	98.4
Total general and administrative expense-Discontinued operations	-	-	21,946	1.6
Total	894,813	100.0	1,408,001	100.0

Gain on disposal of subsidiaries

Gain on disposal of subsidiaries for the six months ended June 30, 2024 and 2023 were nil and $6,869,809, respectively.

Other income

Other income for the continued operations for the six months ended June 30, 2024 and 2023 were $6,890,387 and $394,218 respectively, comprising interest income of $228,394 and $394,218 respectively and a gain on change of fair value of warrant liability amounting $6,661,993 for the six months period ended June 30, 2024.

Income tax expense

The Company’s effective tax rate varies due to the multiple jurisdictions in which it books its pretax income or losses. The Company is domiciled in the Cayman Islands and is not subject to any income tax during the six months ended June 30, 2024. The Company’s subsidiaries that are incorporated in the United States of America and Hong Kong SAR is subject to an income tax rate of 21% and 16.5% respectively for the six months ended June 30, 2024 and 2023 respectively.

The effective tax rates for the six months ended June 30, 2024 and 2023 were 0.1 % and (335.3)%, respectively.

The income tax expense were $8,498 and $62,311 for the six months ended June 30, 2024 and 2023, respectively.

Net profit

We recorded a net profit for the six months ended June 30, 2024 of $6,286,001 compared to net profit of $6,766,973 for the six months ended June 30, 2023.

The decrease in the net profit by $480,972 during this current period compared to the same period ended June 30, 2023 has been discussed above.

Liquidity and Capital Resources

The following tables set forth our consolidated statements of cash flow:

	Six months ended
	June 30,
	2024	2023
	(Unaudited)	(Unaudited)
Net cash provided by operating activities-continuing operations	$(1,959,676)	$340,877
Net cash provided by operating activities- discontinued operations	-	(1,267,255)
	(1,959,676)	(926,378)

Net cash provided by investing activities- continuing operations	-	-
Net cash provided by investing activities- discontinued operations	-	61,376
	-	61,376
Net cash provided by financing activities-continuing operations	21,904,920	500,000
Net cash provided by financing activities-discontinued operations	-	-
	21,904,920	500,000

Effect of exchange rate change on cash and cash equivalents, and restricted cash from continuing operations	-	-
Effect of exchange rate change on cash and cash equivalents, and restricted cash from discontinued operations	-	(29,729)
	-	(29,729)

Net increase in cash and cash equivalents - continuing operations	19,945,244	840,877
Net increase in cash and cash equivalents and restricted cash- discontinued operations	-	(1,235,608)
	19,945,244	(394,731)
Cash, cash equivalents and restricted cash, beginning balance- continuing operations	66,057,328	66,361,627
Cash and cash equivalents and restricted cash, beginning balance- discontinued operations	-	1,235,608
	66,057,328	67,597,235
Cash and cash equivalents and restricted cash, ending balance- continuing operations	$86,002,572	$67,202,504
Cash and cash equivalents and restricted cash, ending balance- discontinued operations	-	-
	$86,002,572	$67,202,504

Sources of Liquidity

The cash and cash equivalent and the restricted cash balances from the continuing operations as of June 30, 2024 and 2023 were $86,002,572 and $67,202,504 respectively.

The cash and cash equivalent balance from the discontinued operations as of June 30, 2024 and 2023 were $nil and $nil, respectively.

For the six months ended June 30, 2024, net cash used by operating activities from continuing operation was $1,959,676. While there was no cash transactions related to investing activities from our continuing operations during the six months ended June 30, 2024, our continuing operations incur net cash provided by financing activities, $21,904,920.

For the six months ended June 30, 2024, net cash provided by in operating activities by our discontinued operations was $nil. Net cash provided by investing activities by our discontinued operations was $nil. Our discontinued operations did not incur cash inflow or outflow from financing activities.

As of June 30, 2024, the total current liabilities were $12,035,510, which included accrued expense and account payables amounting to $1,207,534, advance from customers amounting to $4,369,868, warrant liability amounting to 6,098,858, tax payable amounting to $359,250. Total current liabilities from our discontinued operations amount to $nil.

As of June 30, 2024, the continuing operations of the Company had cash, restricted cash and cash equivalents of $86,002,572, a working capital in an amount of $74,767,062 and the total assets of $86,802,572.

Reverse Stock Split

On March 18, 2024, the Company’s stockholders approved the reverse share split of all of the Company’s ordinary shares at an exchange ratio of one-for-fifty (1:50) (the “Share Consolidation”), such that every 50 Class A ordinary shares of a par value of US$0.001 per share in the authorized share capital of the Company (including issued and unissued share capital) was consolidated into 1 Class A ordinary share of a par value of US$0.05 per share; and that every 50 Class B ordinary shares of a par value of US$0.001 per share in the authorized share capital of the Company (including issued and unissued share capital) was consolidated into 1 Class B ordinary share of a par value of US$0.05 per share, such that immediately following the Share Consolidation, the authorized share capital of the Company became US$50,000 divided into 9,000,000 Class A ordinary shares of a nominal or par value of US$0.05 each and 1,000,000 Class B ordinary shares of a nominal or par value of US$0.05 each. The Share Consolidation became effective on April 12, 2024.

Warrant Liabilities

The Company re-valuated and reported the following two tranches of warrants based on BSM (Black Scholes Model) at the reporting date of June 30, 2024.

On November 27, 2023, the Company issued 699,838 units to certain investors, each unit consisting of one Class A ordinary share of the Company and a warrant to purchase one Class A ordinary share (the “November Warrants”), pursuant to a certain securities purchase agreement dated November 3, 2023 (the “November SPA”). The November Warrants entitled the holder to purchase one share of our Class A ordinary share at an exercise price equal to $10.35  per share at any time on or after November 27, 2023, and on or prior to the close of business on November 27, 2028. The November Warrant holders exercised all of the November Warrants on a cashless basis  on June 6, 2024, and the Company issued 489,880 Class A ordinary shares from the authorized Class A ordinary shares of the Company on June 6, 2024. At the reporting date of June 30, 2024, all November Warrants have been fully exercised.

The fair value of the warrant liabilities presented below were measured using a BSM valuation methodology. Significant inputs into the respective model at the inception, de-recognition and reporting period measurement dates are summarized as follows:

Warrant liabilities Fair value at initial measurement	Warrant outstanding	Fair value per share	Fair value
		$	$
November 2, 2023	*699,838	4.50	$3,235,357
Loss on change of fair value of warrant liabilities	-	-	1,736,512
Fair value as of period ended Dec 31, 2023	699,838	7.1043	4,971,869
Gain on change of fair value of warrant liabilities			(1,602,503)
Fair value of period ended June 6,2024 Cashless exercise of 489,880	699,838	4.814	3,369,366
At reporting date on June 30, 2024 de-recognition of 699,838	(699,838)	4.814	(3,369,336)
Fair value for the period ended June 30, 2024			-

*	All shares and per share data have been retroactively restated to reflect reverse stock split effected on April 12, 2024 onwards

Prior to the reverse stock split on April 12, 2024, there were 34,991,886 Class A ordinary shares underlying the November Warrants; following the reverse split, the number was reduced to 699,838 Class A ordinary shares underlying the November Warrants.

On January 10, 2024, the Company entered into certain securities purchase agreement (the “January SPA”) with certain investors, pursuant to which the Company agreed to sell an aggregate of 1,399,675 units, each unit consisting of one Class A ordinary share of the Company, and a warrant to purchase one Share with an initial exercise price of $13.8 per share (the “January Warrant”), at a price of $11.05 per unit, for an aggregate purchase price of approximately $15.47 million. On February 2, 2024, the transaction contemplated by the January SPA consummated when all the closing conditions of the January SPA have been satisfied and the Company issued the units to the Purchasers pursuant to the January SPA.

The fair value of the warrant liabilities presented below were measured using a BSM valuation model. Significant inputs into the respective model at the inception and reporting period measurement dates are summarized as follows:

Warrant liabilities Fair value at initial measurement	Warrant outstanding	Fair value per share	Fair value
		$	$
February 2, 2024	1,399,675	7.9721	$11,158,348
Gain on change of fair value of warrant liabilities	-	-	(5,059,490)
Fair value as of period ended June 30, 2024	-	-	6,098,858

*	All shares and per share data have been retroactively restated to reflect reverse stock split effected on April 12, 2024 onwards

Prior to the reverse stock split on April 12, 2024, there were 69,983,770 Class A ordinary shares underlying the January Warrants; following the reverse split, the number was reduced to 1,399,675   Class A ordinary shares underlying the January Warrants.